Filed by Fidelity National Financial, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Fidelity National Financial, Inc.

Commission File No. 001- 32630

Subject Company: Cannae Holdings, Inc.

Commission File No. 333- 217886

FNFV Group Announces Redemption Date for Proposed Split-Off of FNFV Tracking Stock

JACKSONVILLE, Fla., Nov. 7, 2017 — FNFV Group (NYSE: FNFV) announced today that Fidelity National Financial, Inc. (“FNF”) intends to complete the proposed split-off (the “Split-Off”) of Cannae Holdings, Inc., a wholly owned subsidiary of FNF (“Cannae”), through the redemption (the “Redemption”) of shares of all of its outstanding FNFV Group tracking stock in exchange for shares of Cannae at 5:00 p.m., Eastern time, on November 17, 2017 (such date and time, the “Redemption Date”), subject to the satisfaction or waiver (as applicable) of the conditions to the Split-Off (including, but not limited to, the receipt of approval of the holders of FNFV Group tracking stock). Prior to the Redemption, FNF will contribute to Cannae certain of the businesses, assets and liabilities attributed to FNF’s FNFV Group tracking stock (including any liabilities relating to the FNFV Group’s businesses that were incurred prior to the Split-Off).  Following the completion of the Split-Off, Cannae will primarily consist of the FNFV Group’s business and investments, including Ceridian Holdings, LLC, American Blue Ribbon Holdings, LLC and T-System Holding LLC.

On the Redemption Date, FNF will redeem each outstanding share of FNFV Group tracking stock for one share of Cannae common stock. For instructions as to how to surrender shares of FNFV Group tracking stock for redemption in the Split-Off, please see “Information Regarding the Surrender and Redemption of FNFV Group Shares in the Split-Off” below. It is anticipated that Cannae will begin trading on the New York Stock Exchange on Monday, November 20, 2017.

The Split-Off is described in more detail in FNF’s proxy statement (the “Proxy Statement”). The Proxy Statement was mailed to holders of record of FNFV Group tracking stock as of 5:00 p.m., Eastern time, on October 6, 2017, which was the record date for the Special Meeting. You may access the Proxy Statement on the investor relations page of FNF’s website (www.fnf.com), or you may contact Georgeson at 1-888-680-1529 to receive a copy of the Proxy Statement.

Additional information relating to the Split-Off, including any applicable information regarding the trading of FNF’s FNF Group and FNFV Group tracking stock and Cannae common stock, will be announced once available.

Information Regarding the Surrender and Redemption of FNFV Group Shares in the Split-Off

Holders of certificated shares of FNF’s FNFV Group tracking stock will receive a letter of transmittal from Continental Stock Transfer & Trust Company, Inc., the exchange agent (“Continental”), with instructions on how to surrender such holder’s shares that are subject to redemption for shares of Cannae’s common stock. A holder must surrender its stock certificates, together with a completed and duly executed letter of transmittal (and any other documentation required thereby) to Continental as instructed in the letter of transmittal in order to receive their Cannae shares. A holder that properly surrenders its certificates will receive shares of Cannae common stock in book-entry form. Holders are asked not to send their stock certificates to Continental until they have received a letter of transmittal, and are asked not to send their stock certificates to Continental without a duly executed letter of transmittal.

Holders of shares of FNF’s FNFV Group tracking stock in book-entry form will not need to take any action to receive shares of Cannae’s common stock in the Split-Off. Rather, a holder’s account will be debited and promptly thereafter credited with the applicable shares deliverable to such holder in connection with the Split-Off. No letter of transmittal will be delivered for shares of FNF’s FNFV Group tracking stock held in book-entry form.

About Fidelity National Financial, Inc.

Fidelity National Financial, Inc. is organized into two groups, FNF Group (NYSE: FNF) and FNFV Group (NYSE: FNFV).  FNF is a leading provider of title insurance and transaction services to the real estate and mortgage industries.  FNF is the nation’s largest title insurance company through its title insurance underwriters - Fidelity National Title, Chicago Title, Commonwealth Land Title, Alamo Title and National Title of New York - that collectively issue more title insurance policies than any other title company in the United States.  FNFV holds majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC, Ceridian HCM, Inc. and Del Frisco’s Restaurant Group, Inc.  More information about FNF and FNFV can be found at www.fnf.com.

Forward-Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: our ability to successfully achieve the conditions to and consummate the plan to redeem and exchange the FNFV tracking stock with the result being an independent, publicly-traded FNFV common stock; changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U. S. economy; our potential inability to find suitable acquisition candidates, acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus, or difficulties in integrating acquisitions; our dependence on distributions from our title insurance underwriters as a main source of cash flow; significant competition that our operating subsidiaries face;

compliance with extensive government regulation of our operating subsidiaries; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of the Company’s Form 10-K and other filings with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. In connection with the proposed transactions, Cannae filed with the SEC on May 11, 2017 a preliminary registration statement on Form S-4, as amended by Amendment No. 1 on June 22, 2017, as amended by Amendment No. 2 on July 24, 2017, as amended by Amendment No. 3 on August 22, 2017, as amended by Amendment No. 4 on September 6, 2017, as amended by Amendment No. 5 on September 20, 2017, as amended by Amendment No. 6 on October 2, 2017 and as amended by Amendment No. 7 on October 18, 2017 (as so amended, the “Registration Statement”), which the SEC declared effective on October 19, 2017. The Registration Statement included a prospectus and a proxy statement which will be sent to FNF’s FNFV Group shareholders in connection with their votes required in connection with the transaction following the Registration Statement having been declared effective by the SEC.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Investors and security holders may obtain these documents and other documents filed with the SEC free of charge from FNF by directing a written request to Fidelity National Financial, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, Telephone: 904-854-8100.

Participants in a Solicitation

The directors and executive officers of FNF and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transaction. Information regarding the directors and executive officers of FNF is available in its definitive proxy statement, which was filed with the SEC on April 26, 2017, and as amended or supplemented by the information contained in the supplement to the proxy statement, filed with the SEC on June 2, 2017.  Free copies of this document may be obtained as described in the preceding paragraph.

SOURCE:  Fidelity National Financial, Inc..

CONTACT: Daniel Kennedy Murphy, Senior Vice President and Treasurer, 904-854-8120, dkmurphy@fnf.com